As filed with the Securities and Exchange Commission on May 24, 2002

                                                           File No. 070-10015


                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                           AMENDMENT NO. 2 TO FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                     THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    --------------------------------------------

                                  Cinergy Corp.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                         (Name of company filing this statement
                      and address of principal executive offices)
                    ---------------------------------------------

                                  Cinergy Corp.

                        (Name of top registered holding company)
                     ---------------------------------------------

                       Wendy L. Aumiller, Acting Treasurer
                                  Cinergy Corp.
                          139 East Fourth Street, 24AT2
                             Cincinnati, Ohio 45202

                          (Name and address of agent for service)
                     -----------------------------------------------





                             Please direct communications to:

George Dwight II/ Senior Counsel                       William T. Baker, Jr.
Cinergy Corp.                                     Thelen Reid & Priest LLP
139 East Fourth Street, 25AT2                          40 West 57th Street
Cincinnati, Ohio 45202                             New York, New York 10019
513-287-2643 (ph)                                      212-603-2106 (ph)
513-287-3810 (f)                                       212-603-2001 (f)
gdwight@cinergy.com                                    wbaker@thelenreid.com


                               Andrew F. MacDonald
                            Thelen Reid & Priest LLP
                           701 Pennsylvania Ave., N.W.
                              Washington, DC 20004
                                202-508-4059 (ph)
                                202-508-1844 (f)
                            amacdonald@thelenreid.com





         The application-declaration filed in this proceeding on December 4, 2001, as amended and restated in its entirety by Amendment No. 1, filed March 5, 2002, is hereby further amended as follows:

         The sixth paragraph of Item 1.B. is amended and restated in its entirety to read as follows:

         "The Commission has authorized, under the standards of sections 10 and 11(b)(1) of the Act, other registered holding companies to acquire or retain (upon becoming registered holding companies) ownership of non-utility subsidiaries that are engaged in providing traditional infrastructure services to utility, industrial, mining, institutional and governmental entities ("Infrastructure Services").5 As in these other cases, the Infrastructure Services proposed herein would include:

        o design, construction, retrofit and maintenance of utility transmission and distribution systems, including erection of transmission towers and poles, trenching and burying of underground conduits, construction and maintenance of substations and electrical vaults, storm restoration services involving electrical transmission and distribution systems, and splicing, installation and repair of electrical conductors;

        o installation and maintenance of natural gas pipelines and laterals, water and sewer pipelines, and underground and overhead telecommunications networks; and

        o installation and servicing of meter reading devices and related communications networks, including fiber optic cable.




                                                                   SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application/Declaration on Form U-1 to be signed on its behalf by the officer indicated below.

                                  Cinergy Corp.


                               By:  /s/Wendy L. Aumiller
                                    Wendy Aumiller
                                    Acting Treasurer
Dated:  May 24, 2002



5        See GPU, Inc., et al. (HCAR No. 27165, Apr. 14, 2000) (approving acquisition of MYR Group, Inc.);  and Exelon Corporation
         --- ----------------
No. 27256, Oct. 19, 2000) (permitting retention of non-utility subsidiaries that provide a wide variety of infrastructure services throughout the United States and, to a limited degree, Canada).